SEC FILE NUMBER 1-12911
CUSIP NUMBER 387328107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Granite Construction Incorporated
Full Name of Registrant

N/A Former Name if Applicable

585 West Beach Street
Address of Principal Executive Office (Street and Number)

Watsonville, California 95076
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Granite Construction Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 within the prescribed time period.

As previously disclosed, in February of 2020, the Audit/Compliance Committee of the Company’s Board of Directors (the “Audit Committee”), assisted by independent counsel, began an investigation of prior-period reporting for the Heavy Civil Operating Group, and the extent to which these matters affect the effectiveness of its internal control over financial reporting. The investigation is ongoing and the Company cannot predict its scope, duration or outcome. Following the conclusion of the investigation, the Company anticipates it will be in a position to file its Form 10-Q for the quarter ended March 31, 2020, after the Form 10-K for the year ended December 31, 2019 is filed.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	M. Craig Hall	(831)	724-1011
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Annual Report on Form 10-K for the year ended December 31, 2019 has not been filed yet.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Audit Committee’s ongoing internal investigation, the Company will be unable to make a reasonable estimate of any changes in results of operations in its financial statements until after the investigation is complete. For additional information, including preliminary select financial information, see the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2020. The preliminary select financial information is subject to change pending the conclusion of the ongoing internal investigation.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “anticipate,” “estimate,” “will,” “predict,” and the negatives thereof or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Quarterly Report on Form 10-Q, the internal investigation and any changes in results of operations in the Company’s financial statements. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, the internal investigation and our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the results of the Audit Committee investigation, as well as those risks and uncertainties described in greater detail in our filings with the Securities and Exchange Commission, particularly those specifically described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Granite Construction Incorporated

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 12, 2020	By:	/s/ M. Craig Hall
	Name:	M. Craig Hall
	Title:	Senior Vice President, General Counsel and Secretary